# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Drive Acquisition Company, CIK 0002083002
CUSIP: G0R91M105
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 1050 Connecticut Ave NW, Suite 500, Washington, D.C., District Of Columbia (DC), 20036
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002082999

## Reporting persons
- Petit Monts LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,316,667; shared voting power 0; sole dispositive power 8,316,667; shared dispositive power 0; aggregate amount beneficially owned 8,316,667 (25.39% of the class)
  Comment: (1) Represents 8,316,667 Class A ordinary shares, par value $0.0001 per share ("Class A Shares") acquirable in respect of (i) 5,650,000 Class B ordinary shares, par value $0.0001 per share ("Class B Shares"), convertible one-for-one into the Issuer's Class A Shares at the time of the Issuer's initial business combination; and (ii) 2,666,667 private placement warrants to acquire Class A Shares upon payment of $11.50 per share ("Private Placement Warrants"), commencing 30 days after completion of the Issuer's initial business combination.
  
  (2) Calculated based on (i) 23,000,000 Class A Shares outstanding as of January 30, 2026 as reported on the Issuer's Form 10-Q, filed on January 30, 2026 and (ii) 9,750,000 Class A Shares issuable in connection with the 5,750,000 Class B Shares and 4,000,000 Private Placement Warrants.

## Item 1. Issuer
Name of issuer: American Drive Acquisition Company
Address of issuer's principal executive offices: 1050 Connecticut Ave NW, Suite 500, Washington, DC 20036

## Item 2. Person Filing
Name of person filing: This statement is filed by Petit Monts LLC, referred to herein as the "Reporting Person"
Address of principal business office or, if none, residence: 1050 Connecticut Ave NW, Suite 500, Washington, D.C., DC 20036
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The reported securities are held directly by Petit Monts LLC (the "Sponsor"). The Sponsor is controlled by a board of managers, which acts by majority vote so that no individual manager exercises voting or dispositive control of the securities held by the Sponsor. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Petit Monts LLC: /s/ Spencer Cercone, Attorney-in-Fact for Petit Monts LLC, Authorized Signatory (02/13/2026)
Comment: Exhibit 24.1 - Power of Attorney